UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  April 4, 2005                       /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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                                                                   April 4, 2006

                SENIOR EXECUTIVE TO JOIN CENTRASIA ADVISORY BOARD

Centrasia Mining Corp. ("Centrasia") is pleased to announce that it has appointed Brian McEwen to its Advisory Board. Mr. McEwen will assist Centrasia in the due diligence and evaluation of advanced projects as Centrasia continues to seek advanced project opportunities in Central Asia.

Mr. McEwen brings more than 25 years of exploration and production experience in open-pit and underground mining properties and operations to Centrasia's management team. His project experience includes; project management, economic evaluations, reserve evaluations, mine planning, and detailed geology for various gold, copper, lead, zinc, industrial minerals, coal and oil sands companies.

Mr. McEwen graduated with a B.Sc. in Geology from the University of British Columbia in 1981. After working as a mine geologist for 10 years, he went on to work for several engineering consulting companies where he was involved in project evaluations, feasibility studies and mine production. These positions included Chief Geologist for MRDI Canada, Manager of Geology and Mine Engineering for H.A. Simons (Peru), Manager of Mining for AMEC and Manager of Mineral Projects for Norwest Corporation.

Mr. McEwen has been involved at a senior level in the evaluations and developments in such projects as Antamina and Tambo Grande in Peru, Lomas Bayas, Quebrada Blanca, Spence, Cerro Colorado, and Andacollo in Chile, Phoenix, Twin Creeks and Rock Creek in the United States, as well as many others world wide. Mr. McEwen is currently working as an independent consultant and is the President of Dynasty Gold Corp.(TSXV-DYG), a Vancouver based junior gold exploration company with projects in China.

Centrasia  is a public  mineral  exploration  company  which  trades on the TSXV
(CTM), the Frankfurt (C8M), and OTCBB (CTMHF) exchanges. The company is currently preparing for summer exploration programs on its three projects; Bulakashu, Kokjar and Eastern Sary Jaz. These properties cover approximately 1500 square kilometers within the prolific Tien Shan Metallogenic belt in Kyrgyzstan.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.


The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. CAUTIONARY NOTE TO U.S. INVESTORS; This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. Investors that the S.E.C.'s mining guidelines strictly prohibit information of this type in documents filed with the S.E.C. U.S. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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